UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891861106

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,133,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,133,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,133,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 10,133,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,533,333

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,533,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,533,333

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,533,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,533,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,666,667

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,666,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Tower Tech Holdings Inc. (the “Company”).  The Company’s principal executive offices are located at 980 Maritime Drive, Suite 6, Manitowoc, Wisconsin 54220.

Item 2.	Identity and Background

(a)    This Statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

(v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business and principal office of each of TCP, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)    The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.    Mr. Gendell serves as the managing member of TCM and TCO.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Securities Purchase Agreement, dated as of March 1, 2007, by and among TCP, TMF and the Company (the “Company SPA”), TCP purchased 8,213,334 shares of Common Stock from the Company for a purchase price of $12,320,001.00 and TMF purchased 2,053,333 shares of Common Stock from the Company for a purchase price of $3,079,999.50, for an aggregate purchase price of $15,400,000.50 in cash.  In addition, pursuant to a Securities Purchase Agreement, dated as of March 1, 2007, by and among TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”) (the “Founders SPA” and together with the Company SPA, the “Securities Purchase Agreements”), TCP purchased 1,920,000 shares of Common Stock from the Sellers for a purchase price of $2,880,000 and TMF purchased 480,000 shares of Common Stock from the Sellers for a purchase price of $720,000, for an aggregate purchase price of $3,600,000 in cash.

Each of TCP and TMF used working capital to purchase the Common Stock sold pursuant to the Securities Purchase Agreements. Mr. Gendell, TCO and TCM do not directly own any shares of Common Stock.

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  Pursuant to the Company SPA, the Company has agreed to use the proceeds from the sale of Common Stock to TCP and TMF to repay outstanding indebtedness and for purchasing equipment, working capital and general corporate purposes.  As described in greater detail in Item 6, so long as the Reporting Persons hold a certain percentage of Common Stock, they have the right to appoint two designees to the Company’s Board of Directors, along with the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than seven directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  Under the Company SPA, TCP and TMF have the right to participate in any future offerings, sales or exchanges by the Company of Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  Under the terms of the Company SPA, the sale of the Common Stock was subject to certain conditions, including, among others, (i) the execution of  the Right of First Offer/Refusal letter agreement, the Irrevocable Proxies and the Founders SPA as described in greater detail in Item 6 below; (ii) that the Company enter into an employment agreement with Raymond L. Brickner, III, to serve in the capacity of President and Chief Operating Officer of the Company; and (iii) the conversion of debt owed by the Company to certain of its directors and executive officers into Common Stock.  In addition, the Company has approved the acquisition by the Reporting Persons of up to 35% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 35% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority.  The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A.    Tontine Capital Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 10,133,334.   Percentage: 21.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 37,457,797 shares of Common Stock issued and outstanding as of March 1, 2007, as reflected in Section 4.3 of the Company SPA, included as Exhibit 10.2 to the Company’s Form 8-K filed on March 5, 2007, plus 10,266,667 shares of Common Stock issued by the Company pursuant to the Company SPA for a total of 47,724,464 shares.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  10,133,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  10,133,334

(c)   Pursuant to the Company SPA, on March 1, 2007, TCP purchased 8,213,334 shares of Common Stock from the Company at $1.50 per share.  Pursuant to the Founders SPA, on March 1, 2007, TCP purchased 1,920,000 shares of Common Stock from the Sellers at $1.50 per share.

(d)   TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

B.     Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  10,133,334.   Percentage:  21.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  10,133,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  10,133,334

(c)   TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Company SPA, on March 1, 2007, TCP purchased 8,213,334 of Common Stock from the Company at $1.50 per share and TMF purchased 2,053,333 shares of Common Stock from the Company at $1.50 per share.  Pursuant to the Founders SPA, on March 1, 2007, TCP purchased 1,920,000 shares of Common Stock from the Sellers at $1.50 per share and TMF purchased 480,000 shares of Common Stock from the Sellers at $1.50 per share.

(d)   Not applicable.

(e)   Not applicable.

C.     Tontine Capital Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 2,533,333.   Percentage: 5.3%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,533,333

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,533,333

(c)   Pursuant to the Company SPA, on March 1, 2007, TMF purchased 2,053,333 shares of Common Stock from the Company at $1.50 per share.  Pursuant to the Founders SPA, on March 1, 2007, TMF purchased 480,000 shares of Common Stock from the Sellers at $1.50 per share.

(d)   TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

D.     Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: 2,533,333.   Percentage: 5.3%.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,533,333

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,533,333

(c)   TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Company SPA, on March 1, 2007, TCP purchased 8,213,334 shares of Common Stock from the Company at $1.50 per share and TMF purchased 2,053,333 shares of Common Stock from the Company at $1.50 per share.  Pursuant to the Founders SPA, on March 1, 2007, TCP purchased 1,920,000 shares of Common Stock from the Sellers at $1.50 per share and TMF purchased 480,000 shares of Common Stock from the Sellers at $1.50 per share.

(d)   Not applicable.

(e)   Not applicable.

E.     Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 12,666,667.   Percentage: 26.5%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  12,666,667

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  12,666,667

(c)   Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. Pursuant to the Company SPA, on March 1, 2007, TCP purchased 8,213,334 shares of Common Stock from the Company at $1.50 per share and TMF purchased 2,053,333 shares of Common Stock from the Company at $1.50 per share.  Pursuant to the Founders SPA, on March 1, 2007, TCP purchased 1,920,000 shares of Common Stock from the Sellers at $1.50 per share and TMF purchased 480,000 shares of Common Stock from the Sellers at $1.50 per share.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Company Securities Purchase Agreement

On March 1, 2007, TCP, TMF and the Company entered into the Company SPA, pursuant to which the Company agreed to sell 10,266,667 shares of Common Stock at $1.50 per share, of which TCP agreed to purchase 8,213,334 shares and TMF agreed to purchase 2,053,333 shares for an aggregate purchase price of $15,400,000.50.  Pursuant to the Company SPA, the Company has agreed to use the proceeds from the sale of the Common Stock to TCP and TMF to repay certain indebtedness and then for purchasing equipment, working capital and general corporate purposes.  Under the Company SPA, so long as the Reporting Persons hold at least 10% of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than seven directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  In addition, so long as the Reporting Persons hold 10% or more of the Common Stock, they shall have the right to appoint a representative to observe all Board meetings of the Company, the Company’s subsidiaries and their respective committees.  Under the Company SPA, TCP and TMF have the right to participate in any future offerings, sales or exchanges by the Company of Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  Under the terms of the Company SPA, the sale of the Common Stock was subject to certain conditions, including, among others, (i) the execution of  the Right of First Offer/Refusal letter agreement, the Irrevocable Proxies and the Founders SPA as described below; (ii) that the Company enter into an employment agreement with Raymond L. Brickner, III, to serve in the capacity of President and Chief Operating Officer of the Company; and (iii) the conversion of debt owed by the Company to certain of its directors and executive officers into Common Stock.  In addition, the Company has approved the acquisition by the Reporting Persons of up to 35% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 35% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws, regulations of any governmental authority.  The Company SPA also contains standard representations and warranties, as well as other customary terms and conditions.

B. Founders Securities Purchase Agreement

On March 1, 2007, TCP, TMF, and each of the Sellers entered into the Founders SPA, pursuant to which the Sellers agreed to sell 2,400,000 shares of Common Stock at $1.50 per share, of which TCP agreed to purchase 480,000 shares from each Seller, for an aggregate of 1,920,000 shares, and TMF agreed to purchase 120,000 shares from each Seller, for an aggregate of 480,000 shares, for an aggregate purchase price of $3,600,000.  The Founders SPA was also subject to the execution of the Right of First Offer/Refusal letter agreement, the Irrevocable Proxies and the Founders SPA as described below.  In addition, the Founders SPA was conditioned on the Company entering into an employment agreement with Raymond L. Brickner, III, to serve in the capacity of President and Chief Operating Officer of the Company.   The Founders SPA also contains standard representations and warranties, as well as other customary terms and conditions.

C. Registration Rights Agreement

On March 1, 2007, TCP, TMF and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”),  pursuant to which the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.  The registration rights granted under the Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any “registrable securities” (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.

D. Right of First Offer/Refusal

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the Stock Purchase Agreements.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP makes an offer, the Stockholder may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock.  If TCP does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal.

E. Irrevocable Proxy

As a condition to the Securities Purchase Agreements, each of the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

The foregoing summaries of the Company SPA, the Founders SPA, the Registration Rights Agreement, the Right of First Offer/Refusal and the Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 5, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.  Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tower Tech Holdings Inc.

2.  Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin.

3.  Registration Rights Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tower Tech Holdings Inc.

4.  Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts.

5.  Form of Irrevocable Proxy of each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin, each dated March 1, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2007
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title